Exhibit 99.2

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 10, 2013

The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on September 10, 2013, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about August 6th, 2013. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

Only holders of record of our ordinary shares at the close of business on August 2nd, 2013 are entitled to notice of, and to vote at, the Meeting. On August 1, 2013, 9,361,897 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution.  However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

Two or more shareholders present at the meeting, holding in the aggregate, at least 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 17, 2013 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, the meeting shall stand adjourned, and the quorum requirements stipulated above shall apply to any such adjourned meeting.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Income for the year then ended. The Company has published its audited financial statements for the fiscal year ended December 31, 2012, on April 30, 2013. The report can be accessed at http://www.sec.gov/Archives/edgar/data/1008595/000117891313001282/0001178913-13-001282-index.htm. You may request that a copy of the audited financial statement be mailed to you.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of August 1, 2013, the number of ordinary shares owned by (i) all of our shareholders known by us to own more than 5% of our outstanding ordinary shares and (ii) all directors and officers as a group. With respect to the holdings by the shareholders listed below, we have relied solely on reports filed by such entities with the Securities and Exchange Commission, as detailed below:

Name and Address	Number of Shares Owned	Percent of Shares
Wellington Trust Company, NA (1) Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	1,100,000	11.75%

Osmium Partners, LLC (2) 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904	763,350	8.2%

Invicta Capital Management, LLC (3) 60 East 42nd St, New York, NY 10165	500,126	5.3%

All directors and executive officers as a group (9 persons)	*	*

* Less than 1%.

(1)
Beneficial ownership information is based on separate Schedules 13G filed by Wellington Trust Company, NA, or Wellington Trust, and Wellington Management Company, LLP, or Wellington Management, with the SEC on April 10, 2013.Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own the ordinary shares that appear next to its name in the above table, which shares are held of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, those ordinary shares. No such client is known to have such right or power with respect to more than 5% of our ordinary shares, other than Wellington Trust.

(2)
Beneficial ownership information is based on Amendment No. 1 to a Schedule 13G filed by Osmium Partners, LLC with the SEC on February 12, 2013.  John H. Lewis serves as the controlling member of Osmium Partners, LLC, a Delaware limited liability company, or Osmium Partners, which serves as the general partner of: (i) Osmium Capital, LP, a Delaware limited partnership, or the Fund; (ii) Osmium Capital II, LP, a Delaware limited partnership, or Fund II; and (iii) Osmium Spartan, LP, a Delaware limited partnership, or Fund III. The Fund, Fund II and Fund III directly hold the ordinary shares reflected as beneficially owned by Osmium Partners in the table above.

(3)
Beneficial ownership information is based on a Statement of Beneficial Ownership on Schedule 13G filed by Invicta Capital Management, LLC with the SEC on July 8, 2013.  Gregory A. Weaver is the controlling member of Invicta Capital Management, LLC, a New York limited liability company.

PROPOSAL 1

COMPENSATION POLICY

Under recent amendment to the Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, are required to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of directors and office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

In accordance with the requirements of the Companies Law, our Board of Directors appointed a compensation committee (the “Compensation Committee”) comprised of Ms. Eti Livni and Mr. Rami Entin, our external directors, as well as Mr. David Golan.

In accordance with the requirements of the Companies Law, our Compensation Committee reviewed and adopted a written compensation policy for our directors and office holders, which sets forth our policy regarding the terms of office and employment of directors and office holders as prescribed under the Companies Law. A copy of the proposed Cimatron Compensation Policy is attached hereto as Annex A (the “Compensation Policy”). Our Board of Directors subsequently approved the Compensation Policy and recommended that it be adopted by the shareholders.

The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Compensation Policy, provided that either:

•              the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Companies Law) or shareholders who do not have a personal interest (as defined in the Companies Law) in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•              the total number of votes against the policy by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The Board of Directors recommends that the shareholders vote FOR the approval and adoption of the Cimatron Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution:

“RESOLVED, to approve the Cimatron Compensation Policy in the form presented to the shareholders and attached hereto as Annex A.”

PROPOSAL 2

ELECTION OF DIRECTORS

Our Board of Directors has nominated the persons named below for appointment to our Board of Directors until the next annual general meeting of the Company and until their respective successors are duly elected. Yossi Ben Shalom, William F. Gibbs, and David Golan currently serve as directors on the Board of Directors and are to be reelected. Dan Haran, the Company’s President and Chief Executive Officer does not currently serve as a director and has been nominated to be elected by the shareholders. Barak Dotan and Nir Cohen, who have previously served on our Board of Directors have informed the Board of Directors of their desire not to be nominated for re-appointment. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The nominees who are currently our directors, have advised us that they will continue to serve as directors if re-elected. Dan Haran has advised us that he will serve as a director if appointed. According to the Companies Law, each nominee is required to sign a declaration that he/she meets all the requirements of a director under the Companies Law. All nominees below have previously signed such declarations, which will be available for review at the Meeting.

The compensation to David Golan will continue to be the same as currently paid to Mr. Golan, which is the same compensation paid to the Company’s external directors (being an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of the Board of Directors and any committee thereof, which amounts are linked to the Israeli consumer price index). William F. Gibbs and Dan Haran will not receive any compensation in their capacity as members of the Board.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	58
Mr. Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR) from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

William F. Gibbs	59
A member of our Board since January 2008, Mr. Gibbs is the founder of Gibbs System (also known as Gibbs and Associates), the makers of GibbsCAM.   He joined our company on January 2, 2008, upon the merger of Gibbs System into our wholly owned subsidiary.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978.  He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs System software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

David Golan	72
David Golan has been a director on our board since 1992 and is a former chairman of our board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistic from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

Dan Haran	55
Dan Haran has been our President and Chief Executive Officer since July 2005.  Mr. Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in November 2003 after having been employed by Comverse (NASDAQ:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division.  Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company.  Mr. Haran holds a bachelor of science degree in computer engineering from the Technion, a master of science degree from the Weitzman Institute, and a master of business administration degree from Tel Aviv University.

The Board of Directors recommends that the shareholders vote FOR the appointment of the above mentioned as directors until the next annual general meeting of the Company and until their respective successors are duly elected.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

RESOLVED, to approve the appointment of Dan Haran as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

Any shareholder communication regarding director nominees should be directed to Ilan Erez, Chief Financial Officer and Vice President of Operations, 11 Gush Etzion St., Givat Shmuel, Israel.

PROPOSAL 3

COMPENSATION OF YOSSI BEN SHALOM

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders. The cash compensation of Mr. Yossi Ben Shalom, as approved by the Compensation Committee and Board of Directors, will be equal to the consideration paid by the Company to its External Directors, and is as follows: an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, which amounts are linked to the Israeli consumer price index. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

In addition, the Compensation Committee and the Board of Directors have approved the grant of 48,000 restricted shares of the Company to Yossi Ben Shalom, subject to his continued involvement as an active chairman of the Board of Directors. The Compensation Committee and the Board of Directors believe that the grant is in accordance with, and reflects, the Compensation Policy and that such grant will help ensure the availability and continued active involvement of Mr. Ben Shalom in the Company’s business in the coming years, allowing the Board of Directors to focus on increasing shareholder value and return.

It is anticipated that the restricted shares will be issued in consideration for their par value (NIS 0.10 per share), subject to a vesting schedule of 3 years, with the Company's right to repurchase the shares for no consideration, lapsing with respect to 33.33% on the first anniversary from the date of grant and thereafter on a quarterly basis (as long as the grantee is continuously engaged with the Company) with respect to 8.3325% of the applicable grant.

In order to approve the resolution below, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Compensation Committee and the Board of Directors recommend a vote FOR approval of compensation terms of the Company’s Chairman, Mr. Yossi Ben Shalom.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED, that the compensation of Mr. Yossi Ben Shalom, as a director of the Company, be and is hereby approved as follows: (a) an annual fee of approximately $9,300 and a fee of approximately $470  per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, which amounts are linked to the Israeli consumer price index, and (b) the grant of 48,000 Ordinary Shares of the Company, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.”

PROPOSAL 4

COMPENSATION OF THE COMPANY’S CEO

The Compensation Committee and the Board of Directors have authorized the execution of an amendment to the employment agreement between the Company and the Company's President and Chief Executive Officer, Dan Haran, with respect to the annual bonus that Mr. Haran may be entitled to, which bonus is based on the Company's annual profit, subject to certain adjustments. The amendment to the employment agreement is attached hereto as Annex B (the "Amendment"). The Compensation Committee and the Board of Directors believe that such Amendment is in line with the Company's Compensation Policy and is in the best interests of the Company and its shareholders.

In addition, the Compensation Committee and the Board of Directors have approved the grant of 72,000 restricted shares of the Company to Dan Haran, in his capacity as CEO of the Company, as part of his long term compensation plans and incentives. The Compensation Committee and the Board of Directors believe that the grant is in accordance with, and reflects, the Compensation Policy. The Compensation Committee and the Board of Directors further believe that such grant will help ensure the availability of Mr. Haran in the coming years, allowing the management to focus on increasing shareholder value and return.

The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the proposed resolution, provided that either:

•             the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Companies Law) or shareholders who do not have a personal interest (as defined in the Companies Law) in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•             the total number of votes against the proposed resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Compensation Committee and the Board of Directors recommend a vote FOR approval of the compensation of the Company’s CEO.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED, to approve (a) the execution and delivery of an amendment to the employment agreement, by and between the Company and the Company's President and Chief Executive Officer, Dan Haran, with respect to Mr. Haran’s annual bonus, in the form presented to the shareholders and attached hereto as Annex B, and (b)  the grant of 72,000 Ordinary Shares of the Company to Dan Haran, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement as the CEO of the Company, 8.3325% of the restricted shares shall be released from the Company's repurchase right.”

PROPOSAL 5

COMPENSATION FOR WILLIAM F. GIBBS

The Compensation Committee and the Board of Directors have approved the grant of 30,000 restricted shares of the Company to William F. Gibbs, in his capacity as the President of Cimatron North America, as part of his long term compensation plans and incentives. The Compensation Committee and the Board of Directors believe that the grant is in accordance with, and reflects, the Compensation Policy. The Compensation Committee and the Board of Directors further believe that such grant will help ensure the availability of Mr. Gibbs in the coming years, allowing the management to focus on increasing shareholder value and return.

It is anticipated that the restricted shares will be issued in consideration for their par value (NIS 0.10 per share), subject to a vesting schedule of 3 years, with the Company's right to repurchase the shares for no consideration, lapsing with respect to 33.33% on the first anniversary from the date of grant and thereafter on a quarterly basis (as long as the grantee is continuously engaged with the Company) with respect to 8.3325% of the applicable grant.

In order to approve the resolution below, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Compensation Committee and the Board of Directors recommend a vote FOR approval of granting restricted shares to William F. Gibbs, in accordance with the terms set forth below.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of 30,000 Ordinary Shares of the Company to William F. Gibbs, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement as an employee of the Company or its subsidiaries, 8.3325% of the restricted shares shall be released from the Company's repurchase right.”

PROPOSAL 6

RE-APPOINTMENT OF AUDITORS

The Audit Committee and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2013 and for the period until the next annual shareholders meeting. The Audit Committee and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The fees paid to Brightman Almagor Zohar & Co. for the year 2012 audit services were $80 thousand dollars and $50 thousand were paid for the year 2012 for tax services. In the year ending December 31, 2012, Brightman Almagor also provided services in connection with the Company’s agreements with the Israeli Office of Chief Scientist, and were paid $7 thousand in connection therewith.

The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company for the year ending December 31, 2013 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

It is proposed that the following Resolution be adopted at the Meeting:

 “RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2013 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

__________________________________
By Order of the Board of Directors

/s/ Yossi Ben Shalom Yossi Ben-Shalom CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date:           August 1st, 2013

July 29, 2013
Cimatron Ltd. (the “Company”)
Office Holder Compensation Policy

1.	Background – Purposes, Application and Update

1.1.
Amendment No. 20 of the Companies Law, 5759-1999 (the “Companies Law” or the “Law”) was recently approved by the Knesset, setting out for the first time the statutory principles for office holder compensation policies, which every public company / bond company is required to adopt.  The compensation policy set out below combines the new provisions of the Law in this regard with the broad-based principles that the board of directors of the Company, following the recommendation of the Compensation Committee, has seen fit to adopt with respect to the compensation of the office holders of the Company.  This policy has practical importance with respect to the method of approval of the concrete compensation conditions of any of the office holders of the Company in the future.  But it is also important because it reduces to writing, methodically and publicly, the main considerations which the Company believes to be relevant to the question of compensation of office holders and the way in which these must in fact be implemented.  The various compensation components are intended to encourage the continued employment of office holders in the Company, and to enable the employment of new office holders from high quality human resources who can contribute to the Company, advance its goals and improve its performances.  The inclusion of all of these in a uniform, broad-based policy could also assist with the transparency of the compensation rules in the Company (both within the Company, and externally), and with the coordinating of expectations between the Company and the office holders working for it, and might reduce feelings of unjustified differentiation in compensation between different office holders.

1.2.
The policy applies to the compensation conditions of all of the office holders of the Company, i.e.: the Chief Executive Officer, Chief Business Officer, Deputy CEO, Vice CEO, and anyone filling such a post in the Company, even if their title is different, and also a director or manager who reports directly to the Chief Executive Officer. In this policy document, “compensation conditions” shall mean: the terms of office or employment of an office holder, including provision of an exemption, insuring, undertaking to indemnify or providing indemnification, retirement grant (grant, payment, remuneration, compensation or any other benefit given to an officer in connection with termination of his/her role at the Company), and any benefit, other payment or undertaking to make such a payment which may be granted due to such office or employment as aforesaid.

1.3.
Naturally, the compensation policy must be reviewed from time to time, either due to substantial changes in the Company, its size, nature and the areas of its operations, the mixture of risks in the Company, its operating markets, etc., or due to substantial changes in the macro-economic environment and in acceptable conditions in Israel with respect to the compensation of office holders.  The Compensation Committee and the Board of Directors shall review the policy in full once every three years, in accordance with the requirements of the Law.

1.4.
For the avoidance of doubt it is clarified that this policy document does not give rise to any legal rights whatsoever in the hands of any office holder whatsoever, present or future, vis-à-vis the Company, and that the rights and obligations of every office holder have been or will be set, as the case may be, in the contract between him/her and the Company (the conditions of which might be substantially different from the policy lines contained in this document), or mandatory law if applicable to them.

2.	Overarching Considerations

2.1.
The compensation policy is set by the Board of Directors, and the concrete compensation to any office holder considered by the Company will be set on the basis of the following overarching considerations:

•	Advancement of the purposes of the Company, its work plans and policy, subject to a long-term vision;

•	The creation of incentives appropriate to the office holders;

•
The office holder's contribution to the achievement of the Company's goals and to the bearing of its profits, all under a long-term vision and in accordance with the office holder's role (with respect to variable compensation components).

2.2.
The compensation policy takes into account, and each concrete compensation shall also take into account, the size of the Company, its resources and its modus operandi, including for the purpose of setting a reference group for the conditions of compensation to its senior executives.

2.3.	Other relevant data when setting compensation:

•	the education, skills, expertise, professional experience and achievements of the candidate for office or the acting office holder.

•	The role, areas of responsibility and previous agreements with the office holder (to the extent that the office holder is not a new office holder).

•
Relationship with other employees of the Company – the Compensation Committee shall be presented with data regarding the average salary and the median salary of employees of the Company, and contract employees hired by the Company, the relevance of such to the compensation conditions being submitted for approval and the impact of any discrepancies between such conditions of office and the conditions of the average and median salaries in the Company shall also be examined.   The aforesaid data shall be updated as at not more than six months after the date of approval of the office terms.

A-2

3.	Total Compensations Package

3.1.
The compensations package to office holders shall include three main components: on-going salary (and auxiliary components), annual grants, and long-term capital compensation (by way of allotment of securities or mechanisms tracking securities).   Medium-term compensation and mainly, long-term compensation, are intended to align the office holder's interests with those of the Company

3.2.	The discussion of any compensation component (even if such is brought up for separate discussion), shall take into account the entire compensation package, and its total cost.

3.3.
When discussing any compensation component, all of the implications of it shall be examined, i.e.: the economic, accounting and taxation implications of it, as well as the intra-organizational, commercial implications, including any impact on other employees of the Company.

3.4.
When discussing any compensation component, the entire potential accounting and cash flow cost of it (including in the event of capital compensation) shall be examined.  The potential costs in various realistic scenarios should be examined.

3.5.	The ratio between the three main compensation components:

•	the maximum sum of the annual grant shall not be greater than: 200% of the cost of then-current annual salary and the auxiliary components thereto.

•
The economic value of the securities allotted as long-term capital compensation (in accordance with the appraisal method used in order to draft the financial statements of the Company), divided by the number of vesting years (“annual economic value”) plus such annual economic value of securities allotted and which have not yet fully vested, shall not be greater than 200% of the cost of then-current annual salary and the auxiliary components thereto.

4.	On-Going Salary and Auxiliary Components

4.1.
On-going salary and auxiliary conditions of office holders shall be determined, taking into account: A. the field in which the Company operates, B. in comparison with Israeli companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or not, C. the skills and expertise of the office holders.

4.2.	The Compensation Committee shall be entitled to review salary updates once a year.
A-3
4.3.	Auxiliary benefits to salary:

•	Pension fund or managers insurance policy at a cost of up to 13.3% (including severance pay component) of gross salary,

•	Loss of capacity to work at a cost of up to 2.5% of gross salary,

•	Education fund at a cost of up to 7.5% of gross salary,

•	Vacation and convalescence in accordance with the law or as is customary in the Company for all employees,

•	A car of the kind customary in Israel for persons of similar rank,

•	Cellular telephone,

•	Gifts at holidays, as is customary for all employees of the Company.

•	Components for which the Company may gross up tax: medical insurance for the employee.

•	For office holders outside of Israel, auxiliary conditions shall be as is customary in the industry and in accordance with the requirements of the law.

•	Other benefits may be approved by the Compensation Committee, subject to complying with the general terms of this policy.

5.	Annual Grants – Goal and Performance Dependant Variable Compensation

5.1.	An annual grant shall be paid not later than one month after publication of the annual financial statements for the year in respect of which the grant is being paid.

5.2.
The annual grant shall be calculated based on meeting measurable goals and/or parameters prescribed for the office holder and the business unit that he/she is responsible for, and in accordance with the discretion of the Compensation Committee and the Board of Directors which shall convene to discuss the annual grants on the basis of the annual financial statements of the Company (or on the basis of a draft thereof).

5.3.
The quantitative targets themselves shall be determined with the aim of optimally increasing the office holder's motivation, i.e., so that such are not too low (so that the employee will be satisfied after meeting a relatively low target) or too high (so that the employee thinks that the goals are not realistic in any event).

5.4.
The goals and the grant formula: These shall be determined on the basis of the Company's ongoing operations, and shall take into account goals such as the Company's net profit (GAAP or Non-GAAP, and for adjustments from GAAP to Non-GAAP, the Compensation Committee may seek the advice of the Company's external auditors), and the contribution to the consolidated profit by the business unit for which the office holder is responsible, and/or an increase / decrease in these parameters from one year to the next, whilst the impact of one-time events and those which are not under the control of management of the Company will be determined by the Compensation Committee.

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5.5.	The annual grant components are based in full (100%) on compliance with the goals and/or parameters of the Company and/or the business unit which the relevant office holder is responsible for.

5.6.
The Compensation Committee and the Board of Directors shall have the power to reduce the sum of the grant calculated in accordance with the Company's goals and personal goals in special circumstances, subject to applicable law and then existing individual contracts or agreements.

5.7.
The Company's goals and the goals of the business unit for which the office holder is responsible shall take into account components such as the operational and financial parameters of the Company and/or the business unit for which the office holder is responsible, including the Company's net profit (GAAP or Non-GAAP) and/or the contribution of the business unit to the consolidated profit of the Company.

5.8.
The office holder shall reimburse the Company such sums as are paid to him/her as part of the terms of his/her office and employment at the Company, if paid on the basis of data which turn out to be misleading and to have been restated in the financial statements of the Company.  The Compensation Committee shall be entitled to determine the sums and conditions of such compensation.

5.9.	The office holders shall be entitled to a pro rata grant upon termination of employment (except in the case of dismissal in circumstances in which the employee is denied entitlement to severance pay).

5.10.
In addition, the Office Holders of the Company may be granted to a special bonus upon the occurrence of an extraordinary event, for example sale of activity of the Company, such special bonus shall be subject to approval as set by the Companies Law.

6.	Long-Term Capital Compensation

6.1.
The grant of compensation in securities will be examined from time to time by the Compensation Committee in accordance with the commercial circumstances of the Company and upon the occurrence of special events (such as Company offerings or extraordinary transactions).

6.2.	In the event that a new office holder joins the Company, the grant of compensation in securities on conditions similar to those under which the last grant was made, will be considered.
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6.3.	Upon grant of compensation in securities, apart from taking into account the economic value thereof, the rate of dilution stemming from the issuance of the securities will also be taken into account.

6.4.
When discussing the grant of compensation in securities, the economic value of securities previously issued, the full vesting period of which has not yet been completed, will also be taken into account.

6.5.	The vesting period of the securities shall be between 3 and 5 years after the date of the grant, vesting to take place linearly over the entire vesting period.

6.6.
The exercise price of options to purchase shares shall not be lower than the average price of such shares on the Stock Exchange during the 30 trading days preceding the date of approval by the Board of Directors.

6.7.
The Board of Directors of the Company and the Compensation Committee shall have the authority to decide, in the case of any issuance, whether to include full or partial acceleration of vesting in the event of a change in control for such grant.

7.	Term of Agreement and Conditions of Retirement

7.1.	The term of the employment agreement shall be no greater than three years, or shall be indefinite, with a possibility of termination by the Company for no cause upon notice of not more than 6 months.

7.2.	In the case of retirement not under circumstances that give the Company the right to deny the office holder severance pay, he/she shall be given the following rights:

(a) Release of severance pay monies accrued in severance pay funds and supplementing such funds if and to the extent required under the law with respect to employees who are not subject to the arrangement under section 14 of the Severance Pay Law;

(b) In the event of termination of employment at the Company's initiative, while it is not the Company's policy, the Compensation Committee may be entitled to award an adjustment grant which shall be calculated according to the monthly salary multiplied by the number of months of adjustment set out in the employment agreement. The adjustment period set out in the agreement shall not be longer than 12 months. The adjustment grant shall not be paid in the event of termination of the agreement at the initiative of the office holder (except in circumstances in which a competent court rules that a resignation was tantamount to dismissal).
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7.3.
Following termination of the office of the office holder, while it is not the Company's policy, the Compensation Committee and the Board of Directors may discuss the possibility of awarding a retirement grant (which shall be in addition to the sums set out above), taking into account the following factors: The duration of employment, terms of employment, the Company's performances during such period; the office holder's contribution to achievement of the Company's goals and to the making of its profits; and the circumstances of retirement.  The sum of the retirement grant as aforesaid shall not be greater than the sum of 12 monthly salaries.

8.	Insurance, Indemnity and Exemption from Liability

8.1.	The application of terms of insurance, indemnity and exemption from liability to office holders shall be broad-based and uniform for all of the office holders (directors and office holders).

8.2.
The Company's policy shall be to give an indemnification undertaking to all of the directors and executive office holders of the Company upon taking office, and that the sum of such indemnification shall be within the usual limits, taking into account the size of the Company, its market value, and the nature of its operations.  The indemnification limits shall be reviewed once every three years.

8.3.
The Company's policy shall be to purchase office holder insurance, under acceptable coverage limits taking into account the size of the Company, its market value and the nature of its operations.  The coverage limits shall be reviewed once every three years.

9.
The compensation paid to directors, in their capacity as such (whether in cash or equity) shall be determined, taking into account: A. the field in which the Company operates, B. in comparison with Israeli companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or not, C. the contribution and active involvement in the business of the Company. Such compensation may be paid to the director or to a company controlled by such director.

10.	A non-substantial change to existing contracts or agreements shall be deemed to be a change that is not greater than 10% of the cost of the total annual salary of the office holder.
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Amendment to Employment Agreement

3.           In addition to the Base Salary, the Executive shall be entitled to one-time annual payments as follows:

(a) Within 30 days of the approval of the Company's audited annual financial statements for the previous year (the "Financials"), the Company will pay to the Executive: (a) 3.4% of the Annual Adjusted Profit (as defined below) for the year reported by the Financials, for any annual Adjusted Profit between $US0 and $US500,000, and (b) 5.0% of the annual Adjusted Profit for the year reported by the financials, which are in excess of $US500,000 (the "Bonus"). Where the Executive is employed for less than the full financial year, a Bonus will be given which is equal to a pro-rated percentage of the Annual Adjusted Profit, pertaining to the part of the year in which he was employed. The Chairman of the Compensation Committee of the Company (the “Compensation Committee”) may approve advance payments during any given year, before approval of the audited financial statements and before the end of the fiscal year.

  (b) The parties hereby agree that any sums to be paid by the Company to the Executive pursuant to this section 3 are in addition to, and not a part of, the Base Salary. The Executive shall not be entitled to any benefits pursuant to section 4 with respect to the amounts to be paid to the Executive pursuant to this Section 3.

  (c) "Annual Adjusted Profit" –  The Company's consolidated net profit after tax, on a non-GAAP basis, as derived from the Company’s Financials and made generally available in the Company’s public filings. The Compensation Committee may approve inclusion or removal of unusual items that might be excluded from, or included in, a non-GAAP net profit. For adjustments from GAAP to Non-GAAP, the Compensation Committee may seek the advice of the Company's external auditors.

(d) The maximum amount of the annual bonus shall conform to the guidelines set forth in the Company’s compensation policy.